News Release

TransAlta Corporation announces $540 million investment by TransAlta Renewables in three of its Canadian assets

Announces the sale of $200 million of TransAlta Renewables Common Shares to AIMCo

CALGARY, Alberta (November 23, 2015) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) and TransAlta Renewables Inc. (“TransAlta Renewables”) (TSX: RNW) announced today that they have entered into an investment agreement (the “Investment Agreement”) pursuant to which TransAlta Renewables has agreed to invest in TransAlta’s Sarnia Cogeneration Plant, Le Nordais wind farm and Ragged Chute hydro facility (the “Portfolio”), for a combined value of approximately $540 million (the “Transaction”). The Portfolio consists of approximately 611 MW of highly contracted power generation assets located in Ontario and Quebec. TransAlta Renewables’ investment will consist of the acquisition of securities which will track to the net distributable profits of the Portfolio. To partially finance the Transaction, TransAlta Renewables has entered into a bought deal agreement with a group of underwriters for the offering (the “Offering”) of $150 million of subscription receipts (“Subscription Receipts”) at a price of $9.75 per Subscription Receipt (the “Offering Price”), plus a 15% over-allotment option. As part of the Transaction, TransAlta will also receive $175 million in common shares of TransAlta Renewables and $215 million in convertible unsecured subordinated debentures.

The Company also announced that it has entered into an agreement with Alberta Investment Management Corporation (“AIMCo”) for the sale of $200 million of TransAlta Renewables Common Shares (“AIMCo Investment”) at a price per Common Share equal to the Offering Price. The AIMCo Investment is scheduled to close on November 26, 2015. Following the closing of the AIMCo Investment, the Offering and the financing of the Transaction, TransAlta’s ownership in TransAlta Renewables will be approximately 65% (including the Class B Common Shares). The AIMCo Investment along with the cash proceeds from the Offering will provide TransAlta with $350 million in gross proceeds which will be used to reduce indebtedness and strengthen TransAlta’s balance sheet. TransAlta remains committed to maintaining its position as the majority shareholder and sponsor of TransAlta Renewables.

“The execution of two drop-down transactions this year demonstrates TransAlta’s commitment to grow TransAlta Renewables and aligns with our strategy of utilizing TransAlta Renewables to unlock value in our contracted assets and provide an efficient source of funding. TransAlta Renewables will continue to be a key part of our strategy to strengthen our balance sheet, improve our liquidity, and position TransAlta and TransAlta Renewables for future growth opportunities,” said Dawn Farrell, President and CEO. “With the proceeds from the transactions announced today, together with the Australian transaction that was completed in May of this year, we will achieve our debt reduction target for the year by generating cash proceeds of approximately $575 million. In addition, we are pleased to have AIMCo, a high performance investment manager with global experience, join us as a significant investor in TransAlta Renewables,” said Mrs. Farrell.

Transaction delivers significant benefits to TransAlta including:

•	Unlocks the value of three of TransAlta’s contracted gas, wind and hydro assets
•	As the majority shareholder of TransAlta Renewables, TransAlta benefits from the anticipated cash flow per share accretion and a dividend increase of approximately 5% at TransAlta Renewables as a result of this Transaction
•	The $350 million of cash proceeds received through the AIMCo Investment and the Offering will be used to reduce indebtedness and strengthen TransAlta’s balance sheet, providing greater financial flexibility for future growth opportunities
•	TransAlta will continue to manage and operate the Portfolio
•	Creates a stronger sponsored vehicle, positioning TransAlta and TransAlta Renewables for future growth

As consideration for the Transaction, TransAlta will receive, on closing, approximately $150 million in cash proceeds ($172.5 million in the event the over-allotment option associated with the Offering described below is exercised in full), $175 million in Common Shares of TransAlta Renewables ($152.5 million in the event the over-allotment is exercised in full), and $215 million of convertible unsecured subordinated debentures (the “Debentures”).

To finance the cash portion of the Transaction, TransAlta Renewables has entered into a bought deal agreement with a group of underwriters co-led by CIBC World Markets Inc. and TD Securities Inc. for the Offering of $150 million of Subscription Receipts plus a 15% over-allotment option. Following shareholder approval of the Transaction, each holder of Subscription Receipts will automatically receive one Common Share in the capital of TransAlta Renewables for each Subscription Receipt held.

The Debentures will be issued by TransAlta Renewables to TransAlta on an interest only basis at a coupon of 4.5% per annum payable semi-annually in arrears on June 30th and December 31st and will mature on December 31, 2020. On the maturity date, TransAlta will have the right, at is sole option, to convert the outstanding Debentures, in whole or in part, into Common Shares at a conversion price of $13.16 per Common Share, being a 35% premium to the Offering Price. The Debentures will be direct unsecured obligations of TransAlta Renewables ranking subordinate to all liabilities, except liabilities which by their terms rank in rights of payment equally with or subordinate to the Debentures. The Debentures will rank pari passu with all subordinate debentures issued by TransAlta Renewables from time to time.

Closing of the Transaction is expected to occur in January 2016 and will be subject to the receipt of customary regulatory approvals and the approval by TransAlta Renewables’ shareholders (excluding TransAlta).

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the business and anticipated financial performance of TransAlta. All forward looking statements are based on TransAlta’s beliefs and assumptions based on information available at the time the assumptions were made, management’s experience and perception of historical trends, current conditions and expected future developments, and other factors deemed appropriate in the circumstances. These statements are not guarantees of TransAlta’s future performance and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward looking statements. In particular, this news release contains forward looking statements pertaining to, among other things: the size and timing of the completion of the Transaction and Offering; the use of proceeds from the Transaction; the closing of the AIMCo Investment; the use of proceeds from the AIMCo Investment, the composition of the shareholdings of TransAlta Renewables upon completion of the Transaction and the AIMCo Investment; expectations and plans for future growth; the share accretion at TransAlta Renewables as a result of the Transaction; that the Transaction will provide greater financial flexibility for future growth opportunities for TransAlta; that TransAlta will continue to manage and operate the Portfolio; and that the Transaction results in the creation of a stronger sponsored vehicle, and positions TransAlta and TransAlta Renewables for future growth. These forward-looking statements are subject to risks and uncertainties pertaining to the Transaction and Offering and the AIMCo Investment, including risks associated with the receipt of regulatory and shareholder approvals. The forward-looking statements contained in this news release are made as of the date of this news release, and TransAlta has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com